BROOKFIELD INVESTMENT FUNDS

Brookfield Place, 250 Vesey Street
New York, New York 10281-1023

November 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Anu Dubey

Re: Delaying Amendment of Brookfield Investment Funds (the “Registrant”) to the Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-221192)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registration Statement relating to the proposed reorganization of the Center Coast MLP Focus Fund, a series of Investment Managers Series Trust, into the Center Coast Brookfield MLP Focus Fund.  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 27, 2017 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of New York and the State of New York, on the 13th day of November, 2017.

If you have any questions or comments, please do not hesitate to contact Vadim Avdeychik at (212) 318-6054.

Brookfield Investment Funds

/s/ Brian F. Hurley

By: Brian F. Hurley
Title: President